April 21, 2006

VIA EDGAR

The United States Securities and
Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Subject:   Nationwide VLI Separate Account - 2
          Nationwide Life Insurance Company
          Correspondence Related to Post-Effective Amendment No. 28 (File No. 033-42180)

Dear Ms. Marquigny:

On behalf of Nationwide Life Insurance Company (the “Company”) and its Nationwide VLI Separate Account - 2 (the “Variable Account”) which is registered as a unit investment trust under the Investment Company Act of 1940, we submit this response letter regarding our Post-Effective Amendment No. 28 that was filed pursuant to Rule 485(a) under the Securities Act of 1933 on March 1, 2006. The responses included here are made based upon comments received from you during our telephone conference on April 13, 2006.

Per your request, we hereby confirm that we have reviewed all comments and made changes accordingly. These changes will be added to the registration statement that will become effective May 1, 2006.

In addition to other minor changes, the following changes will be made to address your comments regarding disclosure in the prospectus.

1.
Transaction Fee Table (Page 5-8) - Please revise the fee table for consistent presentation of formatting and representative amounts. Additionally, review the Premium Taxes Charge to determine if a range of charges should be presented.

Response:
The formatting for representative amounts and representative descriptions have been revised as applicable. The Premium Taxes charge, as disclosed, accurately presents the charge as stated. Separately, a copy of the revised Fee Table with corresponding footnotes is attached.

2.	List of Sub-Accounts Available through this Policy (Pages 8-10) - Please revise the list of available sub-accounts into an alternative format.
Response:
The list of Sub-Accounts available through this Policy, as presented, is consistent with industry practice and other Nationwide variable life products.

3.	Policy Owner Disclosure (Page 11) - Please revise the change language in the Policy Owner subsection to clarify how requests and changes will be handled.
Response:
This section has been revised to provide the following additional disclosure for requests and changes:

You may name different owners or contingent owners (so long as the Insured is alive) by submitting your written request to our Home Office, which will become effective when signed rather than on the date which we received it. However, this change will not affect any payment made or action taken by Nationwide before it was received. Nationwide may require that the policy be submitted for endorsement before making a change. There may be adverse tax consequences. For more information, see "Taxes," beginning on page 31.

4.	Temporary Insurance Coverage (Page 12) - Please provide additional information that will assist policy holders in understanding how to obtain temporary coverage.
Response:
This section has been revised as follows:

Upon payment of the initial Premium, temporary insurance may be provided. Temporary insurance coverage, equal to the Specified Amount up to $1,000,000, may be available for no charge before full insurance coverage takes effect. You must submit a temporary insurance agreement and make an initial Premium payment to our home office at the address listed in this prospectus or to an authorized representative. The amount of the initial Premium will depend on the initial Specified Amount, and your choice of Death Benefit option and any Riders, for purposes of this policy. During this time, we will deposit your initial Premium payment into an interest-bearing checking account. Temporary insurance coverage will terminate on the date full insurance coverage takes effect, or five days from the date we mail a termination notice (accompanied by a refund equal to the Premium payment you submitted). If we issue the policy, what we do with the Net Premium depends on the right tot examine law of the state in which you live. Issuance of the continuing insurance coverage is dependent upon completion of all underwriting requirements, payment of initial Premium, and delivery of the policy while the Insured is still living.

5.	Proceeds Upon Maturity (Pages 14-15) - Please revise the fourth and fifth bullet points on page 15 to clarify the maturity date extension endorsement.
Response:
The “or” reference was removed and replaced with “and” in the fourth and fifth bullet points as follows:

• to extend for the Cash Value, your policy's Death Benefit will become the Cash Value, irrespective of your previous Death Benefit option choice, and

•
The monthly policy expense charges and administrative charges will no longer be deducted from the Cash Value since the Death Benefit will be equal to the Cash Value. The Cost of Insurance Charges after that time will be zero.

6.
Guaranteed Minimum Death Benefit Rider (Pages 16-17) - Please revise this section to provide the time period when the Rider charge will begin and if the charge will be incurred during the grace period.

Response:
This section has been revised to specifically state the month in which the rider charge will begin and that the charge will be incurred during the 61 day grace period.

7.
To Cancel (Examination Right) and Initial Premium (Pages 12, 17-18) - Per Item 7(e)(2), please include information either in the Examination Right subsection or Initial Premium subsection that provides where the policy holder’s money will be held during the free look period.

Response:
The Initial Premium subsection has been revised to indicate how money held during the free look period is maintained.

8.	Surrender Charges (Page 19) - Please revise this section to more clearly disclose how the surrender charge is calculated by revising the layout of the information and tables.
Response:
This section has been revised as follows:

A surrender charge will apply if you surrender or lapse the policy during the first nine years from the Policy Date and this charge compensates us for policy underwriting and sales expenses. The charge will be deducted proportionally from the Cash Value in each Sub-Account and the fixed account. The surrender charge is reduced by any partial surrender charge actually paid on previous decreases in the Specified Amount. We may earn a profit from this charge.

The following tables illustrate the maximum initial surrender charge per $1,000 of initial Specified Amount for policies which are issued on a standard basis (see Appendix C for specific examples).
Initial Specified Amount $50,000-$99,999					Initial Specified Amount $100,000 or More
Issue Age	Male Non-Tobacco	Female Non-Tobacco	Male Standard	Female Standard	Issue Age	Male Non-Tobacco	Female Non-Tobacco	Male Standard	Female Standard
25	$7.776	$7.521	$8.369	$7.818	25	$5.776	$5.521	$6.369	$5.818
35	$8.817	$8.398	$9.811	$8.891	35	$6.817	$6.398	$7.811	$6.891
45	$12.191	$11.396	$13.887	$12.169	45	$9.691	$8.896	$11.387	$9.669
55	$15.636	$14.011	$18.415	$15.116	55	$13.136	$11.511	$15.915	$12.616
65	$22.295	$19.086	$26.577	$20.641	65	$21.295	$18.086	$25.577	$19.641

Special guaranteed maximum surrender charges apply in Pennsylvania (see Appendix C). Ask for an illustration or see the Policy Data Page for more information on your cost.

The surrender charge amount decreases over time and we will deduct the surrender charge based on the following schedule:

Number of Completed Policy Years	Surrender Charge as a Percentage of Initial Surrender Charge
0	100%
1	100%
2	90%
3	80%
4	70%
5	60%
6	50%
7	40%
8	30%
9 and After	0%

There are two components of the surrender charge meant to cover our policy underwriting (the underwriting component) and sales expenses (the sales component), including processing the application; conducting any medical exams; determining insurability (and the Insured’s underwriting class); and establishing policy records. For additional information on the components of this charge, see the Statement of Additional Information.

9.
Cost of Insurance Charges (Page 20) - Please clarify how the cost of insurance charges apply to premium payments and increases and decreases in the specified amount. Additionally, per Item 5(a)(2), please provide additional information on simplified and medical underwriting in this policy.

Response:
This section has been revised to include additional disclosure on how the cost of insurance charges apply to payments and increases and decreases in the specified amount. Additionally, this section has been revised to include disclosure for simplified and medical underwriting in this policy.

10.	Minimum Required Death Benefit (Page 27) - Please determine if minimum death benefit language, including the associated tax tests a policy owner may select from, should be included in the prospectus.
Response:

The Minimum Required Death Benefit section has been added to the prospectus, including tax test options from which a policy owner may select.

11.
Partial Surrender (Pages 27-28) - Please provide additional information describing how the specified amount will be affected by a partial surrender and if we currently charge a surrender fee for partial surrenders.

Response:

This subsection has been revised to provide that we currently do not charge a surrender fee for partial surrenders and under death benefit option one, a partial surrender will decrease the Specified Amount proportionally based on the applicable percentage of Cash Value by the amount the partial surrender exceeds the difference between the Death Benefit and Specified Amount.

12.	Organization, Registration and Operation (Page 35) - Please review the disclosure referring to transferring excess assets from the separate account to the general account.
Response:

The disclosure referencing the right to transfer excess assets from the separate account to the general account has been removed.

13.	Representations

We acknowledge the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy of the disclosure in the filing; and

•	The insurance company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Additionally, Nationwide acknowledges all of the following:
•	that the Separate Account is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment;
•
that comments by the staff of the Securities and Exchange Commission ("SEC"), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and

•
that the Separate Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Nationwide believes these disclosure changes to be responsive to your comments. Please contact me direct at (614) 677-8683 if you have any questions.

Very truly yours,

NATIONWIDE LIFE INSURANCE COMPANY

/s/KEITH W. HINZE
Keith W. Hinze
Senior Counsel

cc: Ms. Rebecca Marquiqny
Stop 5-6
Office of Insurance Products and Legal Compliance

In Summary: Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy. The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy or transfer Cash Value between investment options.

For more information, see "Charges," beginning on page 19.

Transaction Fees
Charge	When Charge Is Deducted	Amount Deducted
Sales Load (1)	Upon Making A Premium Payment	Maximum Guaranteed	Currently (2)
$25	$25
Per $1,000 Of Premium Payment
Premium Taxes (1)	Upon Making A Premium Payment	$35 Per $1,000 Of Premium Payment
Surrender Charges (3), (4), (5) Representative - For An Age 35 Male Non-tobacco Preferred With A Specified Amount Of $250,000 And Death Benefit Option One	Upon Surrender	Minimum (6)	Maximum (7)	Representative (8)
$19,298	$357	$1,704
Proportionately From The Policy’s Cash Value
Illustration Charge (9)	Upon Requesting An Illustration	Maximum Guaranteed	Currently
$25	$0
Partial Surrender Fee	Upon A Partial Surrender	Maximum Guaranteed (10)	Currently
$25	$0
From The Policy's Available Cash Value
Short-Term Trading Fee (11)	Upon transfer of sub-account value out of a sub-account within 60 days after allocation to that sub-account	1% of the amount transferred from the sub-account within 60 days of allocation to that sub-account
_______________________________________

(1)	We deduct one charge composed of the sales load and premium taxes. On the Policy Data Page, we call the combined charge a Premium Load.

(2)	Currently, the sales load is reduced to $5 per $1,000 of Premium payment on any portion of the annual Premium in excess of the break point Premium, as shown on the Policy Data Page.

(3)
This charge is comprised of two components. There is an underwriting component, which is based on the Insured's age (when the policy was issued). There is also a sales expense component, which is based on and varies by the Insured's sex, age (when the policy was issued) and underwriting class. The amount of the charge we would deduct begins to decrease each year after the second from the Policy Date. A surrender charge will apply if you surrender the policy in the first nine years, or lapse the policy, or if you request to decrease the Specified Amount. We will calculate a separate surrender charge based on the Specified Amount, and each increase in the Specified Amount, which, when added together, will amount to your surrender charge. For more information, see "Surrender Charges," beginning on page 20.

(4)  To be able to present dollar amounts of this charge here, for a full surrender occurring in the first year from the Policy Date, we assume an aggregate first year Premium in excess of the surrender target premium. The surrender target premium is an assumed Premium payment amount we use in calculating the surrender charge. The surrender charge is based on the lesser of the surrender target premium and the Premiums you pay in the first year from the Policy Date. The surrender target premium varies by: the Insured's sex; age (when the policy was issued); underwriting class and the Specified Amount (and any increases). The surrender charge for decreases in the Specified Amount will be a fraction of the charge for a full surrender.

(5)  Ask for an illustration, or see the Policy Data Page for more information on your cost.

(6)  The amount is based on a female who is age 18 and is a non-tobacco user. We assume a policy with a Specified Amount of $500,000 and Death Benefit Option One. The stated surrender charge is for a surrender occurring in the first year from the Policy Date.

(7)  The amount is based on a male who is age 75 or older and uses tobacco (representing our greatest underwriting risk). We assume a policy with a Specified Amount of $500,000 and Death Benefit Option One. The stated surrender charge is for a surrender occurring in the first year from the Policy Date.

(8)  This amount may not be representative of your cost.

(9) If we begin to charge for illustrations, you will be expected to pay the charge in cash directly to us at the time of your request. This charge will not be deducted from the policy's Cash Value.

(10) The maximum charge is the lesser of $25 or 2% of the dollar amount of the partial surrender.

(11) Short-term trading fees are only assessed in connection with Sub-Accounts that correspond to an underlying mutual fund that assesses a short-term trading fee. See "Total Annual Sub-Account Portfolio Operating Expenses" for a list of mutual funds that assess a short-term trading fee. For more information about transactions subject to short-term trading fees, see "Short-Term Trading Fees," beginning on page 21.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Sub-Account portfolio operating expenses.
Periodic Charges Other Than Sub-Account Portfolio Operating Expenses
Charge	When Charge Is Deducted	Amount Deducted From Cash Values
Cost Of Insurance (12), (13) Representative - For An Age 35 Male Non-tobacco Preferred With A Specified Amount Of $250,000 And Death Benefit Option One	Monthly	Minimum	Maximum	Representative (14)
		$.05	$83.33	$.11
Per $1,000 Of Net Amount At Risk - Proportionately From Your Chosen Variable And Fixed Investment Options
Mortality And Expense Risk	Daily based on annualized rate	Maximum Guaranteed
$8.00 Per $1,000 Of Variable Cash Value (15)
Proportionately From Your Chosen Variable Investment Options
Administrative	Monthly	Maximum Guaranteed	Currently
		$25 (16)	$12.50 (16)
Proportionately From Your Chosen Variable And Fixed Investment Options

Increase Charge	Monthly (17)	Maximum Guaranteed
$.17 per $1,000 of Specified Amount Increase
Proportionally From Your Chosen Variable And Fixed Investment Options
Policy Loan Interest (18), (19, (20)	Annually	Current and Maximum Guaranteed: $60 per $1,000 of outstanding policy loan

(12) This charge varies by: the Insured's sex; age; underwriting class; any substandard ratings; the year from the Policy Date and the Specified Amount. Rider charges are taken from the policy's Cash Value at the beginning of the month starting with the Policy Date and we will not pro-rate the monthly fee should the Rider terminate before the beginning of the next month.

(13) Ask for an illustration, or see the Policy Data Page for more information on your cost.

(14) This amount may not be representative of your cost.

(15) During the first through ninth year from the Policy Date, this annualized charge is $8.00 per $1,000 of Cash Value in the variable investment options. Thereafter, this annualized charge is $ $8.00 per $1,000 on the first $25,000 of Cash Value in the variable investment options and $5.00 per $1,000 on additional Cash Value in the Variable account options.

(16) During the first year from the Policy Date, the monthly maximum guaranteed amount is $25, and the current amount deducted on a monthly basis is $12.50. Thereafter, the monthly maximum guaranteed amount is $7.50, and the current amount deducted on a monthly basis is $5.

(17) The increase charge will be ducted upon a request to increase the Specified Amount and on a monthly basis for twelve months after the increase.

(18) On the amount of an outstanding loan, we not only charge, but also credit, interest, so there is a net cost to you. Also, there are ordinary and preferred loans on which interest rates vary. For more information, see "Policy Loans," beginning on page 29.

(19) We charge 6% interest per annum on the outstanding balance, which accrues daily and becomes due and payable at the end of the year from the Policy Date, or we add it to your loan. Meanwhile, we also credit interest daily on the portion of your policy's Cash Value corresponding to, and serving as collateral or security to ensure repayment of, the loan. During policy years two through 14, it is 5.1% (current and guaranteed), and thereafter, 6% per annum currently (guaranteed 5.1% minimally).

(20) Your net cost for a loan through years two through 14 from the Policy Date is 0.9% per annum currently. Thereafter, there is no cost (a net zero cost) for a loan currently. For more information, see "Collateral and Interest," beginning on page 29.

Periodic Charges Other Than Sub-Account Portfolio Operating Expenses For Riders
Optional Charge (20)	When Optional Charge Is Deducted	Amount Deducted From Cash Value
Accidental Death Benefit Rider (22) Representative - For An Age 35 Male Non-tobacco Preferred With An Accidental Death Benefit Of $100,000	Monthly	Minimum	Maximum	Representative (14)
		$0.05	$0.75	$0.06
		Per $1,000 Of Accidental Death Benefit - Proportionately From Your Chosen Variable And Fixed Investment Options
Base Insured Term Rider (22) Representative - For An Age 35 Male Non-tobacco Preferred With Base Specified Amount of $250,000 and Additional Death Benefit Of $250,000	Monthly	Minimum	Maximum	Representative (14)
		$0.21	$83.33	$.34
		Per $1,000 Of Additional Protection - Proportionately From Your Chosen Variable And Fixed Investment Options
Children’s Insurance Rider	Monthly	Maximum Guaranteed
		$.43 Per $1,000 of Rider Specified Amount
		Proportionally From Your Chosen Variable And Fixed Investment Options
Guaranteed Minimum Death Benefit Rider	Monthly	Maximum Guaranteed
		$.01 Per $1,000 of Rider Specified Amount
		Proportionally From Your Chosen Variable and Fixed Investment Options
Spouse Life Insurance Rider (23) Representative Spouse - For An Age 35 Female Non-tobacco With A Spouse Life Specified Amount Of $100,000	Monthly	Minimum	Maximum	Representative (14)
		$0.10	$10.23	$0.15
		Per $1,000 Of Spouse Death Benefit - Proportionately From Your Chosen Variable And Fixed Investment Options
Waiver of Monthly Deductions Rider (22) Representative - For An Age 35 Male Non-tobacco Preferred With A Specified Amount Of $250,000 And Death Benefit Option One	Monthly	Minimum	Maximum	Representative (14)
		$85	$855	$85
		Per $1,000 Of Deduction Waiver Benefit - Proportionately From Your Chosen Variable and Fixed Investment Options

(21) Rider charges are taken from the policy's Cash Value at the beginning of the month starting with the Policy Date and we will not pro-rate the monthly fee should the Rider terminate before the beginning of the next month. The amounts presented here may not be representative of your cost. Ask for an illustration, or see the Policy Data Page, for more information on your cost.

(22) This charge varies by: the Insured's sex; Attained Age; underwriting class; and any substandard ratings.

(23) This charge varies by: the spouse's sex; age; underwriting class; any substandard ratings; and the Specified Amount of the Rider.